04019913

SECUR[illegible] [illegible]MISSION
[illegible] 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: October 31, 2004	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8-48407

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EUROPEAN INVESTORS CORPORATE FINANCE, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
717 FIFTH AVENUE
(No. and Street)

NEW YORK	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
OLGA BARBA **(212) 644-0794**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Conroy, Smith & Co.
(Name – *of individual, state last, first, middle name*)

385 Prospect Avenue	**Hackensack**	**NJ**	**07601**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 25 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, J. Stuart Mackintosh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of European Investors Corporate Finance, Inc.

as of December 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OLGA BARBA
Notary Public, State of New York
No. 01BA5067488
Qualified In Westchester County
Commission Expires October 15, 2006

[signature]
Notary Public

[signature]
Signature

President
Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ■ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges
- ☐ (p) Statement of Secured Amount and funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ■ (q) Independent Auditor's Supplementary Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONROY, SMITH & CO.
certified public accountants

Report of Independent Auditors

To the Board of Directors and Stockholders of
European Investors Corporate Finance, Inc.
(a wholly-owned subsidiary of European Investors Holding Company, Inc.)

We have audited the accompanying statement of financial condition of European Investors Corporate Finance, Inc. (the "Company") as of December 31, 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of European Investors Corporate Finance, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 29, 2004
New York, NY

385 PROSPECT AVENUE, HACKENSACK, NJ 07601 ◇ 201.488.9299 ◇ FAX 201.488.7360
805 THIRD AVENUE, SIXTH FLOOR, NEW YORK, NY 10022 ◇ 212.425.2185 ◇ FAX 201.488.7360
WWW.CONROYSMITH.COM

EUROPEAN INVESTORS CORPORATE FINANCE, INC.
(a wholly-owned subsidiary of European Investors Holding Company, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$737,815
Accounts receivable	120
Income tax receivable - due from Parent	52,409
Intercompany receivable	731
Total assets	$791,075

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 3,500
Intercompany payable	357,539
Total liabilities	$361,039
Stockholders' equity:	
Common stock - $1 par value, 10,000 shares authorized; 1,000 shares issued and outstanding	$ 1,000
Additional paid-in capital	49,000
Retained earnings	380,036
Total stockholders' equity	$430,036
Total liabilities and stockholders' equity	$791,075

See notes to financial statements.

EUROPEAN INVESTORS CORPORATE FINANCE, INC.
(a wholly-owned subsidiary of European Investors Holding Company, Inc.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

European Investors Corporate Finance, Inc. (the "Company") is a wholly-owned subsidiary of European Investors Holding Company, Inc. (the "Parent"). The Company is registered as a broker dealer with the National Association of Securities Dealers, Inc. ("NASD") and advises on the structuring, negotiation and implementation of mergers, acquisitions, sales and joint ventures to European and U.S. companies engaged in cross broder transactions, and the private placement of securities in connection with U.S. real estate investments on behalf of its clients.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include short-term cash investments and money market investments with maturities of three months or less at date of acquisition.

Revenue Recognition

Management fee revenue is recorded as follows: Advisory fees are based upon contractual agreements; success fees accrue based on percentage of completion and are payable only upon final completion of the transaction. For the year ended December 31, 2003, there were no advisory fees or success fees earned or accrued by the Company.

Fair Value of Assets and Liabilities

The Company's financial instruments and other assets and liabilities are carried at fair value or amounts approximating fair value.

1. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company accounts for income taxes under the liability method prescribed by Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. Under SFAS No. 109 deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes.

The Company is included in the consolidated federal, state and local income tax returns with the Parent. Tax benefits associated with net operating losses have been provided for on a separate company basis after taking into account the consolidated and combined federal, state and local taxable income.

2. Related Party Transactions

The Company shares office space with the Parent and other subsidiaries of the Parent. Another subsidiary of the Parent pays all employment costs, occupancy costs and most other administrative expenses and then allocates these costs based upon the percentage of time that the employees spend supporting the Company. During the year ended December 31, 2003, $51,753 of such expenses were allocated to the Company. Operating results of the Company may be significantly different from those that would have been obtained if the entity were autonomous.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $326,516 which was $302,447 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital ratio was 1.1 to 1.

EUROPEAN INVESTORS CORPORATE FINANCE, INC.
(a wholly-owned subsidiary of European Investors Holding Company, Inc.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003
(Continued)

4. Concentrations of Risk

At December 31, 2003, the Company had approximately $637,815 of cash and cash equivalents on deposit with one financial institution, in excess of federally insured limits.

5. Income Taxes

The Company files consolidated federal, state and local income tax returns with the Parent and its subsidiaries. The Company provides for federal, state and local income taxes on a separate company basis, at the statutory tax rates. The difference between the effective income tax rate and the federal statutory rate is attributable to state and local taxes and intercompany allocations.

The income tax benefit consists of the following at December 31, 2003:

Current income tax benefit:	
Federal	($16,842)
City	(4,653)
State	(5,229)
	($26,724)